UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  )*

Under the Securities Exchange Act of 1934

Cartesian Growth Corp II
(Name of Issuer)

Class A
(Title of Class of Securities)

G19305112
(CUSIP Number)

12/30/2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G19305112

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Calamos Market Neutral Income Fund, a series of Calamos Investment Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Massachusetts, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
1,500,000
	6	shared voting power
0
	7	sole dispositive power
1,500,000
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
6.5%
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
6.5%
12		type of reporting person (See Instructions)
IV

CUSIP No. G19305112

Item 1.	(a)	Name of Issuer

Cartesian Growth Corp II

(b)	Address of Issuer’s Principal Executive Offices

505 Fifth Avenue

15th Floor

New York, NY 10017

Item 2.	(a)	Name of Person Filing

Calamos Market Neutral Income Fund, a series of Calamos Investment Trust

(b)	Address of Principal Business Office or, if none, Residence

2020 Calamos Court

Naperville, IL 60563

(c)	Citizenship

Massachusetts, U.S.A

(d)	Title of Class of Securities

Class A

(e)	CUSIP Number

G19305112

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☒	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. G19305112

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The following information is provided as of December 30, 2022:

The following sets forth the share ownership as to each of the Reporting Persons:

(a)	Amount beneficially owned: 6.5%

(b)	Percent of class: 6.5%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

1,500,000 ordinary shares

(ii)	shared power to vote or to direct the vote of:

0 ordinary shares

(iii)	sole power to dispose or to direct the disposition of:

1,500,000 ordinary shares

(iv)	shared power to dispose or to direct the disposition of:

0 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. ☒

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP No. G19305112

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G19305112

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Calamos Market Neutral Income Fund, a series of Calamos Investment Trust

By:  /s/ Susan Schoenberger

Name: Susan Schoenberger

Title:   Vice President, Assistant Secretary

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